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EMBRAER TO REVISE DELIVERIES TO SWISS
First deliveries of the EMBRAER 170 rescheduled to 2004, total aircraft ordered reduced

Sao Jose dos Campos, March 25, 2003 - Embraer announced today that an agreement has been reached with Swiss International Air Lines, regarding its ongoing short-haul fleet renewal program. In light of the generally unfavorable economic situation, and the carrier's current condition in particular, SWISS is reducing its firm orders for EMBRAER 170 and EMBRAER 195 aircraft to 30 aircraft, 15 of each model, from an original total of 60.

The EMBRAER 170 shall enter service at SWISS in August 2004, with four aircraft delivered, followed by eight aircraft in 2005. Deliveries of the EMBRAER 195 will start in 2006. The number of options for both models is also being reduced to 20, from 100 aircraft.

Part of the advancement payments previously paid will be returned to SWISS. These refunds will not involve any cash payment by Embraer, since the advance payments were being maintained in an escrow account and therefore had not been reflected on the company's balance sheet.

As a result of the new agreement with SWISS, Embraer's firm backlog as of December 31, 2002 would be US $ 8.3 billion, while its total backlog, including options, would amount US$ 19.5 billion.

The EMBRAER 170/190 development program is otherwise proceeding as planned, with the EMBRAER 170 expected to be certified in the second quarter of 2003, in order to allow deliveries to Alitalia and GECAS.

In light with this agreement with SWISS Embraer is revising its total deliveries forecasted for the years 2003 and 2004, which change respectively to 132 and 136 aircraft. Embraer will continue to review the risks and perspectives for the aviation market and to pursue new and identified sales opportunities in the United States, Europe, Asia and Latin America.

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Note to editors
---------------

Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is one of the world's leading aerospace companies. With headquarters in Sao Jose dos Campos, state of Sao Paulo, and offices and customer service bases in Australia, China, France, Singapore and the United States, the Company as of December 31, 2002 has a total workforce of 12,227 people. Embraer was Brazil's largest exporter from 1999 to 2001, and second largest in 2002. As of December 31, 2002, Embraer's firm order backlog totaled US$ 9.0 billion and the total backlog, including options, equaled US$ 22.2 billion.

Embraer has 33 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft aimed for the global airline, corporate and (more recently) defense markets.

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This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations.

The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.
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
Press       Headquarters                   North America              Europe, Middle East
offices                                                               and Africa
            Rosana Dias:                   Doug Oliver:
            rosana.dias@embraer.com.br     doliver@embraer.com        Stephane Guilbaud:
            Cell: +55 12 9724-4929         Phone: +1 954 359 3414     sguilbaud@embraer.fr
            Phone: +55 12 3927 1311        Cell: +1 954 232 9560      Phone: + 33 (0) 1 49 38 44 55
            Fax: + 55 12 3927 2411         Fax: +1 954 359 4755       Cell. +33 (0) 6 75 22 85 19
                                                                      Fax: + 33 (0) 1 49 38 44 56
                                           Andrea Bottcher:
                                           abottcher@embraer.com      Catherine Fracchia
                                           Phone: +1 954 359 3432     cfracchia@embraer.fr
                                           Cell: +1 954 439 1830      Phone: +33 (0) 1 49 38 45 30